UNSEEN SOLAR, INC.
650 N. Rose Drive #607
Placentia, CA 92870

November 14, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Pamela Long, Assistant Director
Craig Slivka, Special Counsel
Jessica Dickerson, Staff Attorney

Re:	Unseen Solar, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 4, 2012
File No. 000-54392

Ladies & Gentlemen:

     This letter responds to comments on the above-referenced Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) filed by Unseen Solar, Inc., a Delaware corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 8, 2012. We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Proxy Statement (“Amendment No. 1) indicating the changes made thereon from the prior Proxy Statement filed with the Commission. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

General

1.

SEC Comment: We note your response to comment one of our letter dated October 26, 2012. Please revise your EDGAR profile to reflect the company’s current contact telephone number. Additionally, please confirm that you will accurately disclose the telephone number of the company’s principal executive offices in future filings

Company Response: The Company respectfully informs the Staff that it has revised the Company’s EDGAR profile to reflect the Company’s current contact telephone number. Additionally, the Company confirms that it will accurately disclose the telephone number of the Company’s principal executive offices in future filings.

2.

SEC Comment: We note your response to comment two of our letter dated October 26, 2012. Specifically, we note your statement that you currently have adequate authorized but unissued shares of common stock to issue a 60% ownership interest to the Western shareholders. However, as we noted in our prior comment two, upon completion of the contemplated stock dividend, 60% of your issued and outstanding shares of common stock would appear to equal 180 million shares of common stock. Given that you currently have only 100 million shares of authorized common stock, it appears that some of the additional authorized common shares will be used to complete the transaction with Western Water Consultants, Inc. Therefore, please revise your preliminary proxy statement to include the information required by Items 11, 13, and 14 of Schedule 14A. Refer to Note A to Schedule 14A.

Securities and Exchange Commission
Division of Corporation Finance
November 14, 2012

Page 2 ___________________________

Company Response: The Company respectfully informs the Staff that the transaction underlying the Stock Purchase Agreement by and between the Company, Western Water Consultants, Inc. (“Western”) and Westerns’ shareholders has closed. The Company did not require the increase in authorized shares to close the stock purchase transaction as the Company had available for issuance 97,000,000 authorized but unissued shares of common stock such that the Western shareholders were issued 4,500,000 shares, out of an aggregate of 7,500,000 shares, representing a 60% interest in the Company. The increase in authorized shares was not a condition to closing the stock purchase transaction, nor was it required for the Company to issue a 60% interest in the Company to the Western shareholders. In the event the stockholders approve the increase in the authorized shares at the special meeting of stockholders, the Company will have adequate authorized but unissued shares available if the Company’s Board of Directors pursues the proposed stock dividend. As previously noted, the Company respectfully informs the Staff that in accordance with Section 170 of the General Corporation Law of the state of Delaware, the Board of Directors may declare and pay dividends upon the shares of its capital stock without stockholder approval, and that per Section 173 of the General Corporation Law of the state of Delaware, dividends may be paid in cash, in property, or in shares of the corporation's capital stock. Accordingly, the Company is not seeking stockholder approval for the proposed stock dividend.

As a result, the Company believes that Note A of Schedule 14A (and Items 11, 13 and 14) is not applicable to the Company’s preliminary proxy statement. The Company respectfully informs the Staff that it has revised Amendment No. 1 to discuss the closing of the stock purchase transaction with Western.

Securities and Exchange Commission
Division of Corporation Finance
November 14, 2012

Page 3 _______________________

***

     We hope that the foregoing addresses all of the Staff’s comments contained in its letter of November 8, 2012. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Craig S. McMillan

Craig S. McMillan
Chief Executive Officer